SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

OFFICIAL PAYMENTS CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class Securities)

676235 10 4

(CUSIP Number)

Beranson Holdings, Inc. 2328 Saddleback Drive Danville, CA 94506 (925) 838-9962 Attn: Michaella Stern

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Gary Brett Beeler, Esq.
18 Crow Canyon Court, Ste. 320
San Ramon, CA 94583
(925) 735-9034

John F. Seegal, Esq.
Orrick, Herrington & Sutcliffe LLP
400 Sansome Street
San Francisco, CA 94111
(415) 773-5797

May 30, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 676235 10 4	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beranson Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS Inapplicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,642,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,642,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,642,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%[1]
14	TYPE OF REPORTING PERSON CO

_______________

[1]	Assumes a total of 22,932,876 shares outstanding based on information provided by the Issuer as May 10, 2002.

Page 2 of 6 Pages

Item 1. Security and Issuer

                 This Statement relates to shares of common stock, par value $.01 per share (the “Common Stock”), of Official Payments Corporation, a Delaware corporation (the “Corporation”). The Corporation’s principal executive office is located at Three Landmark Square, Stamford, CT 06901.

Item 2. Identity and Background

                 (a-c)   The person filing this statement is Beranson Holdings, Inc., a California corporation (the “Reporting Person”). The Reporting Person’s principal business is to hold shares of Common Stock of the Corporation. The address of the Reporting Person’s principal business and principal office is 2328 Saddleback Drive, Danville, CA 94506.

                 The sole executive officer of the Reporting Person is Michaella Stern (“Mrs. Stern”), who serves as President, Chairman of the Board and Chief Financial Officer. Mrs. Stern's address is 2328 Saddleback Drive, Danville, CA 94506. Mrs. Stern does not currently hold outside employment. The directors of the Reporting Person consist of Mrs. Stern, Lauren Stern (“Ms. Stern”) and Ann Bienstock (“Ms. Bienstock”). Ms. Stern is a full-time student and her address is 2328 Saddleback Drive, Danville, CA 94506. Ms. Bienstock's present principal occupation is that of an attorney at Pryor Cashman Sherman & Flynn LLP, 410 Park Avenue, 10th Floor, New York, NY 10022.

                 (d)    During the last five years, none of the foregoing persons has been convicted in a criminal proceeding.

                 (e)    During the last five years, none of the foregoing persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)   Each of the foregoing natural persons is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

                 N/A

Item 4. Purpose of Transaction.

                 This Amendment to Reporting Person’s Schedule 13D filed on December 15, 1999, is being filed on July 3, 2002 to report the Reporting Person’s execution of a Stockholders Agreement dated May 30, 2002 (the “Stockholders Agreement”), by and among Tier Technologies, Inc., a Delaware corporation (“Tier”), Kingfish Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Tier (“Purchaser”), and each of the stockholders of the Corporation, including the Reporting Person, set forth on Schedule A thereto (each, a “Stockholder” and, collectively, the “Stockholders”). Pursuant to the Agreement, each Stockholder has agreed to tender shares of Common Stock of the Corporation owned by them in response to the tender offer announced by Tier and the Purchaser for all of the outstanding shares of Common Stock owned of the Corporation.

Item 5. Interest in Securities of the Issuer.

                 (a)    According to the Corporation’s Quarterly Report on Form 10-Q filed by the Corporation for the quarterly period ended March 31, 2002, as of May 10, 2002, the Corporation had 22,932,876 shares of Common Stock outstanding. The Reporting Person is the beneficial owner of 2,642,000 shares of Common Stock, or 11.5% of the outstanding Common Stock. Mrs. Stern, an executive officer and director of the Reporting Person, has the right to acquire 199,252 shares of the Corporation’s Common Stock issuable on the exercise of outstanding stock options, which are exercisable within 60 days of the date of this filing. These options represent 0.9% of the outstanding shares of the Corporation’s Common Stock.

Page 3 of 6 Pages

                 (b)    Subject to the terms of the Stockholders Agreement, the Reporting Person has the sole power to vote, or to direct the vote of, 2,642,000 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 2,642,000 shares of Common Stock. Subject to the terms of the Stockholders Agreement, Mrs. Stern has the sole voting power and sole dispositive power over the 199,252 shares subject to the options referred to in 5(a).

                 (c)   On May 14, 2002, the Reporting Person sold 6,000 shares of the Corporation’s Common Stock at a price of $2.18 per share in open market transactions effected through Credit Suisse First Boston.

                 On May 1, 2002, the Reporting Person sold 12,000 shares of the Corporation’s Common Stock at an average price of $2.356 per share in open market transactions effected through Credit Suisse First Boston.

                 On May 22, 2002, Mrs. Stern completed a simultaneous “cashless” exercise and sale of options, pursuant to which she exercised options to purchase 20,000 shares of the Corporation's Common Stock at an exercise price of $1.33 per share and sold the shares at a price of $1.9074 per share in open market transactions effected through Credit Suisse First Boston.

                 Except as set forth in this Item 5(c), neither the Reporting Person nor any of its executive officers or directors has effected transactions in the Corporation's Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 The Reporting Person and the Corporation are parties to a Registration Rights Agreement which gives the Reporting Person the right to demand, pursuant to terms set forth in the agreement, that the Corporation register any shares of Common Stock that the Reporting Person owns. In addition, under the agreement, if the Corporation proposes to register any of its securities, the Reporting Person is entitled to include its shares in the registration.

                 The Reporting Person and Mrs. Stern are parties to the Stockholders Agreement, pursuant to which the Stockholders named therein (including the Reporting Person and Mrs. Stern) have agreed to tender the shares of common stock of the Corporation owned by them in response to the tender offer announced by Tier and the Purchaser for all of the outstanding shares of Common Stock owned of the Corporation. As part of the agreement, the stockholders, including the Reporting Person and Mrs. Stern, have granted an irrevocable proxy to Tier to vote the Stockholders’ shares in connection with the tender offer. The Stockholders Agreement will terminate on the earliest to occur of (a) the Effective Time, (b) the date the Agreement and Plan of Merger (the “Merger Agreement”) between Tier, the Purchaser and the Corporation is terminated in accordance with its terms, or (c) September 30, 2002. The Stockholders Agreement may be earlier terminated by the mutual consent of the Board of Directors of Tier and the Stockholders representing a majority of the shares subject to the Stockholders Agreement.

Item 7. Material to be filed as Exhibits.

                 Stockholders Agreement dated May 30, 2002 by and among Tier Technologies, Inc., a Delaware corporation (“Tier”), Kingfish Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Tier, and each of the stockholders of the Corporation, including the Reporting Person, set forth on Schedule A thereto.

Page 4 of 6 Pages

SIGNATURES

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2002.	BERANSON HOLDINGS, INC.

By: /s/ Michaella Stern Name: Michaella Stern Title: President

Page 5 of 6 Pages

INDEX TO EXHIBITS

99.1	Stockholders Agreement dated May 30, 2002, by and among Tier Technologies Inc., Kingfish Acquisition Corporation and the stockholders named therein.

Page 6 of 6 Pages